FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	**0001199476**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 20, 2004, Series 2004-2	**333-100675**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 20, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By: ______________________________
Name: Michael Commaroto
Title: President

By: ______________________________
Name: Steve Katz
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CMO Position
Preliminary Collateral Analysis
No Docs
512 records
Balance: 94,265,264

Deutsche Bank

Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	19	$2,745,966	2.91%
50.01 - 55.00	3	387,398	0.41
55.01 - 60.00	17	2,530,738	2.68
60.01 - 65.00	17	2,437,759	2.59
65.01 - 70.00	19	4,053,156	4.30
70.01 - 75.00	16	3,176,174	3.37
75.01 - 80.00	72	14,245,588	15.11
80.01 - 85.00	12	2,038,560	2.16
85.01 - 90.00	90	19,988,371	21.20
90.01 - 95.00	246	42,381,352	44.96
95.01 - 100.00	1	280,202	0.30
Total:	512	$94,265,264	100.00%

*** The Above LTV Calculation does not include Simultaneous Seconds

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 499	1	$59,068	0.06%
575 - 599	3	509,905	0.54
600 - 624	28	5,502,802	5.84
625 - 649	113	18,423,491	19.54
650 - 674	117	21,920,092	23.25
675 - 699	97	18,687,783	19.82
700 - 724	65	12,315,034	13.06
725 - 749	37	8,138,913	8.63
750 - 774	32	6,926,255	7.35
775 - 799	16	1,476,113	1.57
800 >=	3	305,808	0.32
Total:	512	$94,265,264	100.00%